UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For July 26, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HIDDEN VALLEY MINE AND WAFI-GOLPU PROJECT UPDATE

Johannesburg, Thursday, 26 July 2018. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is pleased to advise that Harmony’s Hidden Valley operation reached commercial levels of production in the month of June 2018.

“The investment in the stage 5 and 6 cutback was delivered safely, on schedule and below budget and we are confident that Hidden Valley will produce more than 180 000oz in FY19” said Peter Steenkamp, chief executive officer of Harmony.

Engagement with the Papua New Guinea government on the application for a special mining lease (SML) for the Wafi-Golpu project is progressing well.

On 25 June 2018, the Wafi-Golpu Joint Venture (WGJV) submitted an Environmental Impact Statement (EIS) for the Wafi-Golpu Project to the relevant Papua New Guinean regulatory authority, Conservation and Environment Protection Agency (CEPA).

The EIS has been prepared as the statutory basis for the environmental, social and cultural heritage assessment of the Wafi-Golpu Project under the Environment Act 2000 and will inform a decision by the Papua New Guinea Government whether to grant an Environment Permit and, if so, under what conditions.

With the permission of CEPA, the EIS has been made available by WGJV on its website at http://www.wafigolpujv.com.

Harmony’s FY18 results will be released on 21 August 2018.

Ends.

For more details contact:

Lauren Fourie

Investor Relations Manager

+27(0)71 607 1498 (mobile)

Marian van der Walt

Executive: Investor Relations

+27(0)82 888 1242 (mobile)

Johannesburg, South Africa

26 July 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 26, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director